SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1) (1)


                                  AvantGo, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)


                                    05349M100
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)
     |X|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

-------------------------                           ----------------------------
CUSIP No. 05349M100                                 Page 2 of 5 pages.
-------------------------                           ----------------------------


--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification No. of Above Persons (Entities Only)

     Felix Lin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group               (a) |_|
                                                                    (b) |_|

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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

Number of          5.    Sole Voting Power
Shares
                                  118,000 (1)

                  --------------------------------------------------------------

Beneficially       6.    Shared Voting Power
Owned By
                                  1,875,522 (2)

                  --------------------------------------------------------------

Each               7.    Sole Dispositive Power
Reporting
                                  118,000

                  --------------------------------------------------------------

Person             8.    Shared Dispositive Power
With
                                  1,875,522

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              1,993,522

--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    |_|

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

              5.66%

--------------------------------------------------------------------------------
12.  Type of Reporting Person

              IN

--------------------------------------------------------------------------------

     (1) Includes 86,454 shares of Common Stock held by The Felix Lin 2000 Annuity Trust and 3,000 shares of Common Stock held in the name of Mr. Lin's minor child, which he is custodian. Mr. Lin expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of shares held by The Felix Lin 2000 Annuity Trust and Mr. Lin's minor child.

     (2) Consists of 93,158 shares of Common Stock held by The Betty Mae Lin 2000 Annuity Trust, of which Betty Lin, Mr. Lin's wife is the trustee, 21,842 shares of Common Stock held by Mr. Lin's wife, 1,058,522 shares of Common Stock held by the Felix & Betty Mae Lin Revocable Trust UA DTD September 27, 2000 of which both Mr. & Mrs. Lin are co-trustees, and 702,000 shares of Common Stock held by September 27, 2000 Felix & Betty Mae Lin Revocable Trust of which both Mr. & Mrs. Lin are co-trustees.

Item 1.

         (a)      Name of Issuer:

                  AvantGo, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  25881 Industrial Blvd.
                  Hayward, CA  94545

Item 2.

         (a)      Name of Persons Filing:

                  Felix Lin

         (b)      Address of Principal Business Office:

                  c/o AvantGo, Inc.
                  25881 Industrial Blvd.
                  Hayward, CA  94545

         (c)      Citizenship:

                  Mr. Lin is a United States citizen.

         (d)      Title of Class of Securities:

                  Common Stock, par value $.0001 per share.

         (e)      CUSIP Number:

                  05349M100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4.           Ownership

                  Felix Lin, as of December 31, 2001:

                  (a)  Amount beneficially owned: 1,993,522

                  (b)  Percent of class: 5.66%

                  (c)  Number of shares as to which such person has:

                       (i)  Sole power to vote or direct the vote: 118,000


                               Page 3 of 5 pages.

                      (ii)  Shared power to vote or to direct the vote:
                            1,875,522

                      (iii) Sole power to dispose or to direct the disposition
                            of: 118,000

                      (iv) Shared power to dispose or to direct the disposition of: 1,875,522

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 pages.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002

                                            By: /s/ Felix Lin
                                               ------------------------
                                               Felix Lin



                               Page 5 of 5 pages.